United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2003

or

[  ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

Commission file number 333-63321

Saga Communications, Inc. Employees’ 401(K) Savings and Investment Plan

(Full title of plan)

Saga Communications, Inc.

73 Kercheval Avenue
Grosse Pointe Farms, Michigan 48236

(Name of Issuer of Securities Held Pursuant to Plan and Address of its Principal Executive Office)

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2003 and 2002

Report of Registered Public Accounting Firm

Plan Administrator
Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of Saga Communications, Inc. Employees’ 401(k) Savings and Investment Plan as of December 31, 2003 and 2002 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2003 and 2002 and the changes in its assets available for benefits for the years then ended, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003 and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ Ernst & Young LLP
May 27, 2004

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Statements of Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Mutual funds	$7,931,357	$5,688,928
Guaranteed Investment Fund	1,895,974	1,690,384
Saga Common Stock Fund	2,370,803	2,145,148
Participant loans	194,769	163,128

	12,392,903	9,687,588
Employer contributions receivable	217,281	209,740

Assets available for benefits	$12,610,184	$9,897,328

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Statements of Changes in Assets Available for Benefits

	Years ended December 31
	2003	2002
Additions
Participant contributions	$1,604,711	$1,433,826
Employer contributions	217,281	209,740
Investment income:
Interest and dividends	75,779	89,483
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	1,615,394	(1,127,823)
Saga Common Stock Fund	(48,543)	275,597

Total additions	3,464,622	880,823
Deductions
Benefit payments	751,766	516,044

Net increase	2,712,856	364,779
Assets available for benefits:
Beginning of year	9,897,328	9,532,549

End of year	$12,610,184	$9,897,328

See accompanying notes.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Notes to Financial Statements
Years ended December 31, 2003 and 2002

1. Description of Plan

The following description of Saga Communications, Inc. (the Company) Employees’ 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Contributions to employees’ accounts are effected through voluntary reductions in their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). The Company may make a discretionary match; for 2003 and 2002 the discretionary employer match was $217,281 and $209,740, respectively.

Upon enrollment, a participant may direct their contributions to any of the Plan’s fund options. Employer contributions are invested in Saga Communications, Inc. common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from 1–5 years or up to 15 years for purchase of primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest are paid ratably through payroll deductions.

Distributions

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution or a portion of the participant’s account balance. Such distributions are generally made in a lump sum.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Except for guaranteed investment contracts, the Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 3.5% and 4.7% for 2003 and 2002, respectively. The crediting interest rate for these investment contracts is reset semiannually by the issuer but cannot be less than zero and was 3.7% and 4.8% at December 31, 2003 and 2002, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Guaranteed Investment Fund*	$1,895,974	$1,690,384
Saga Common Stock Fund**	2,370,803	2,145,148
Vanguard Wellington Fund*	—	697,860
Vanguard Wellington—Admiral Fund*	990,076	—
American Century Ultra Investors Fund*	1,101,563	832,316
Fidelity Contrafund Account*	1,928,801	1,524,774
S&P 500 Index Fund*	842,648	555,576
Fidelity Growth & Income Account*	674,492	499,233

*	Fund is sponsored by Plan Trustee

**	Non-participant directed

4. Nonparticipant-Directed Investments

Information about the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years ended December 31
	2003	2002
Saga Common Stock Fund:
Contributions	$383,816	$345,501
Net (depreciation) appreciation in fair value	(48,543)	275,597
Benefit payments	(114,821)	(99,098)
Transfers in (out)	5,203	(118,106)

Net increase	225,655	403,894
Net assets available for benefits at beginning of year	2,145,148	1,741,254

Net assets available for benefits at end of year	$2,370,803	$2,145,148

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan
Notes to Financial Statements (continued)

5. Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 6, 2002, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-2683519 Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

Identity	Description of Investment Including
of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*Connecticut General Life Insurance Company	Guaranteed Investment Fund		$1,895,974
*Connecticut General Life Insurance Company	S&P 500 Index Fund		842,648
*Connecticut General Life Insurance Company	Artisan Partners Growth Fund		131,544
*Connecticut General Life Insurance Company	Timesquare Investment Grade Coprorate Bond Fund		11,154
*Connecticut General Life Insurance Company	Fidelity Contrafund Account		1,928,801
*Connecticut General Life Insurance Company	Fidelity Growth and Income Account		674,492
*Connecticut General Life Insurance Company	Balanced I/ Wellington Management Fund		619,324
*Connecticut General Life Insurance Company	American Century Ultra Investors Fund		1,101,563
*Connecticut General Life Insurance Company	Vanguard Wellington - Admiral		990,076
*Connecticut General Life Insurance Company	Credit Suisse Emerging Growth Fund		373,286
*Connecticut General Life Insurance Company	Credit Suisse International Equity Fund		106,344
*Connecticut General Life Insurance Company	Goldman Sachs Large Cap Growth Fund		148,830
*Connecticut General Life Insurance Company	Janus Fund		409,114
*Connecticut General Life Insurance Company	Janus Worldwide Fund		285,816
*Connecticut General Life Insurance Company	TCW Small Cap Value Fund		147,089
*Connecticut General Life Insurance Company	High Yield Bond/Caywood-Scholl Fund		95,234
*Connecticut General Life Insurance Company	Large Cap Value/Barrow Hanley		14,295
*Connecticut General Life Insurance Company	American Century Equity Income Fund		7,078

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Employer ID # 38-2683519 Plan #001

Schedule H, line 4i—Schedule of Assets (Held at End of Year) (continued)

	Description of Investment
Identity	Including
of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*Connecticut General Life Insurance Company	Templeton Growth Fund		19,876
*Connecticut General Life Insurance Company	Oakmark Equity and Income Class I		6,594
*Connecticut General Life Insurance Company	Cigna Lifetime40		480
*Connecticut General Life Insurance Company	Cigna Lifetime50		17,521
*Connecticut General Life Insurance Company	Cigna Lifetime60		198
**Saga Communications, Inc.	Saga Common Stock Fund	$1,787,568	2,370,803
*Participant loans receivable	Interest rates 5.00% to 10.50%	—	194,769

Total investments			$2,610,241

*	Party-in-interest

**	Party-in-interest, nonparticipant directed fund

Saga Communications, Inc.
Employees’ 401(k) Savings and Investment Plan

Employer ID #: 38-2683519 Plan Number # 001

Schedule H, line 4j—Schedule of Reportable Transactions

Year ended December 31, 2003

Current
	Description of Asset				Expense		Value of
	(Including Interest Rate				Incurred		Asset on
	and Maturity in	Purchase	Selling	Lease	with	Cost of	Transaction	Net Gain
Identity of Party Involved	Case of a Loan)	Price	Price	Rental	Transaction	Asset	Date	(Loss)
Category (iii)—A series of transactions involving securities of the same issue, which when aggregated, involve an amount in excess of 5% of the current value of plan assets
Saga Common Stock Fund	Common Stock:
	Purchases	$531,015				$531,015	$531,015

There were no category (i), (ii) or (iv) reportable transactions.

EXHIBIT INDEX

Exhibits

23.1	Consent of Ernst & Young LLP

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SAGA COMMUNICATIONS, INC. EMPLOYEES’ 401(K) SAVINGS AND INVESTMENT PLAN

Date: June 28, 2004	/S/ Marcia K. Lobaito

Marcia K. Lobaito
Plan Administrator

Date: June 28, 2004	/S/ Catherine Bobinski

Catherine Bobinski Vice President, Corporate Controller and Chief Accounting Officer